Buenos Aires, November 2nd, 2026

COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Material Event

Dear Sirs,

I am writing to you in my capacity as Market Relations Officer of Pampa Energía S.A. (the “Company”) to inform you that the Company’s Board of Directors, at its meeting held on the date hereof, approved certain amendments and adjustments to the existing compensation agreements entered into with certain key executives of the Company, which had been previously disclosed to the market (the relevant portion of the minutes is attached hereto as Annex I). The amendments include the implementation of a gradual reduction in compensation applicable once certain executives reach the age of 67, providing for a progressive reduction of their technical and administrative duties over a four-year period and an orderly transition of their responsibilities within the Company.

In addition, certain adjustments were made to such agreements for clarification purposes, intended to more accurately reflect the scope originally contemplated by the parties with respect to certain contractual provisions, without altering the general principles or objectives of the compensation arrangements previously approved.

The Board of Directors also acknowledged the favorable opinion issued by the Compensation Committee with respect to such adjustments, within the scope of its duties.

Sincerely,

María Agustina Montes

Head of Market Relations

Annex I

Consideration of the Renewal of the Framework Agreement for Transactions to be Entered into by the Company with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

Key Executive Compensation Agreements. Correction and Clarification of Certain Inconsistencies.

The Chairman took the floor and informed that, as the Directors are aware, certain key executives (the “Executives”) of the Company have entered into individual compensation agreements intended to efficiently align the interests of such Executives with those of the Company and its shareholders, creating value for the Executives only to the extent that value is created for the shareholders.

The Chairman then recalled that the Compensation Agreements provide for fixed compensation and annual, contingent variable compensation linked to the appreciation of the Company’s market value, subject to the limitations and conditions set forth therein, and that such compensation structure remains fully in force and unchanged in its economic terms.

The Chairman further informed that, as part of a comprehensive review of the Compensation Agreements, certain drafting and interpretative inconsistencies were identified in connection with the circumstances triggering acceleration of incentive payments and the treatment of payment entitlements in the event of the death or disability of the Executives. Such provisions did not fully reflect the Parties’ original intent regarding the nature, scope and purpose of such benefits.

Accordingly, certain clarifications and specifications were introduced into the Compensation Agreements in order to: (i) more clearly define the exceptional circumstances in which acceleration of incentive payments is permitted; (ii) expressly establish the treatment applicable to accrued but unpaid payment entitlements in the event of the death or total and permanent disability of the Executives; and (iii) prevent unintended or overly broad interpretations, in each case without modifying the accrual, calculation or payment mechanisms applicable to the variable compensation as originally agreed.

In addition, it was agreed that, beginning with the fiscal year following the fiscal year in which certain Executives reach the age of 67, variable compensation will cease to accrue and may be allocated to one or more other executives of the Company, while fixed compensation will continue for a period of four years.

Finally, the Chairman informed that the Compensation Committee had issued its opinion that the corrections and clarifications to the agreements are consistent with the Company’s Compensation Policy and with market practices applicable to executive positions of a similar nature.

In this regard, the Chairman proposed that the Board of Directors approve the foregoing. After hearing the foregoing, the Board of Directors unanimously RESOLVED to approve the matters reported by the Chairman.